UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

ALPHATEC HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02081G 10 2

(CUSIP Number)

HealthpointCapital Partners, L.P. 505 Park Avenue, 12th Floor New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02081G 10 2	Schedule 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON HealthpointCapital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,877,173 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,877,173 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,877,173 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[1]
14	TYPE OF REPORTING PERSON PN

[1]

The percentage ownership was calculated based on 89,592,795 shares of common stock reported by Alphatec Holdings, Inc. (referred to herein as “Alphatec” or the “Issuer”) to be issued and outstanding as of February 29, 2012 in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 5, 2012.

CUSIP No. 02081G 10 2	Schedule 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON HGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,877,173 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,877,173 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,877,173 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%[2]
14	TYPE OF REPORTING PERSON OO

[2]	See Footnote 1.

CUSIP No. 02081G 10 2	Schedule 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON HealthpointCapital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 21,110,565 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 21,110,565 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,110,565 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%[3]
14	TYPE OF REPORTING PERSON PN

[3]	See Footnote 1.

CUSIP No. 02081G 10 2	Schedule 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON HCPII Co-Invest Vehicle II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[4]
14	TYPE OF REPORTING PERSON PN

[4]	See Footnote 1.

CUSIP No. 02081G 10 2	Schedule 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON HGP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 21,110,565 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 21,110,565 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,110,565 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6%[5]
14	TYPE OF REPORTING PERSON OO

[5]	See Footnote 1.

CUSIP No. 02081G 10 2	Schedule 13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Mortimer Berkowitz III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,700 shares[6]
	8	SHARED VOTING POWER 31,987,738 shares
	9	SOLE DISPOSITIVE POWER 23,700 shares[7]
	10	SHARED DISPOSITIVE POWER 31,987,738 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,011,438 shares[8]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%[9]
14	TYPE OF REPORTING PERSON IN

[6]	Includes shares owned by Mortimer Berkowitz III and shares owned by his wife, Amelia M. Berkowitz.
[7]	See Footnote 6.
[8]

Consists of 10,877,173 shares owned by HealthpointCapital Partners, L.P., 21,110,565 shares owned by HealthpointCapital Partners II, L.P. and 0 shares owned by HCPII Co-Invest Vehicle II, L.P. in addition to shares described in Footnote 6. The Reporting Person is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P. In addition, he is a managing member of HGP II, LLC, which is the general partner of each of HealthpointCapital Partners II, L.P. and HCPII Co-Invest Vehicle II, L.P. The Reporting Person disclaims beneficial ownership of such Alphatec shares except as to the extent of his pecuniary interest in such shares.

[9]	See Footnote 1.

CUSIP No. 02081G 10 2	Schedule 13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON John H. Foster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 181,300 shares[10]
	8	SHARED VOTING POWER 31,987,738 shares
	9	SOLE DISPOSITIVE POWER 181,300 shares[11]
	10	SHARED DISPOSITIVE POWER 31,987,738 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,169,038 shares[12]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.9%[13]
14	TYPE OF REPORTING PERSON IN

[10]

Includes 150,900 shares owned by John H. Foster and 30,400 shares owned by John H. Foster, trustee u/w of Virginia C. Foster. The Reporting Person is a trustee and the principal beneficiary of such trust.

[11]	See Footnote 10.
[12]

Consists of 10,877,173 shares owned by HealthpointCapital Partners, L.P., 21,110,565 shares owned by HealthpointCapital Partners II, L.P. and 0 shares owned by HCPII Co-Invest Vehicle II, L.P. in addition to shares described in Footnote 10. The Reporting Person is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P. In addition, he is a managing member of HGP II, LLC, which is the general partner of each of HealthpointCapital Partners II, L.P. and HCPII Co-Invest Vehicle II, L.P. The Reporting Person disclaims beneficial ownership of such Alphatec shares except as to the extent of his pecuniary interest in such shares.

[13]	See Footnote 1.

CUSIP No. 02081G 10 2	Schedule 13D	Page 9 of 15 Pages

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Alphatec Holdings, Inc., a Delaware corporation (“Alphatec” or the “Issuer”). Alphatec’s principal executive offices are located at 5818 El Camino Real, Carlsbad, CA 92008.

Item 2.	Identity and Background.

HealthpointCapital Partners, L.P.

(a) This Amendment is being filed on behalf of HealthpointCapital Partners, L.P., a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners, L.P. is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) The principal business of HealthpointCapital Partners, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HealthpointCapital Partners, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP, LLC

(a) This Amendment is being filed on behalf of HGP, LLC, a Delaware limited liability company.

(b) The business address of HGP, LLC is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) HGP, LLC is the general partner of HealthpointCapital Partners, L.P., whose principal business is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HGP, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HealthpointCapital Partners II, L.P.

(a) This Amendment is being filed on behalf of HealthpointCapital Partners II, L.P., a Delaware limited partnership.

(b) The business address of HealthpointCapital Partners II, L.P. is 505 Park Avenue, 12th Floor, New York, NY 10022.

CUSIP No. 02081G 10 2	Schedule 13D	Page 10 of 15 Pages

(c) The principal business of HealthpointCapital Partners II, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HealthpointCapital Partners II, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HealthpointCapital Partners II, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HCPII Co-Invest Vehicle II, L.P.

(a) This Amendment is being filed on behalf of HCPII Co-Invest Vehicle II, L.P., a Delaware limited partnership.

(b) The business address of HCPII Co-Invest Vehicle II, L.P. is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) The principal business of HCPII Co-Invest Vehicle II, L.P. is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HCPII Co-Invest Vehicle II, L.P. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HCPII Co-Invest Vehicle II, L.P. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

HGP II, LLC

(a) This Amendment is being filed on behalf of HGP II, LLC, a Delaware limited liability company.

(b) The business address of HGP II, LLC is 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) HGP II, LLC is the general partner of HealthpointCapital Partners II, L.P and HCPII Co-Invest Vehicle II, L.P., whose principal business is to invest exclusively in the orthopedic and dental device businesses.

(d) During the past five years, HGP II, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, HGP II, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Not applicable.

Mortimer Berkowitz III

(a) This Amendment is being filed on behalf of Mortimer Berkowitz III.

CUSIP No. 02081G 10 2	Schedule 13D	Page 11 of 15 Pages

(b) His business address is c/o HealthpointCapital Partners, L.P., 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) Mortimer Berkowitz III is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P., and a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P and HCPII Co-Invest Vehicle II, L.P. In addition, Mortimer Berkowitz III is a member of the board of directors of Alphatec.

(d) During the past five years, Mortimer Berkowitz III has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mortimer Berkowitz III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mortimer Berkowitz III is a citizen of the United States.

John H. Foster

(a) This Amendment is being filed on behalf of John H. Foster.

(b) His business address is c/o HealthpointCapital Partners, L.P., 505 Park Avenue, 12th Floor, New York, NY 10022.

(c) John H. Foster is a managing member of HGP, LLC, which is the general partner of HealthpointCapital Partners, L.P., and a managing member of HGP II, LLC, which is the general partner of HealthpointCapital Partners II, L.P. and HCPII Co-Invest Vehicle II, L.P. In addition, John H. Foster is a member of the board of directors of Alphatec.

(d) During the past five years, John H. Foster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, John H. Foster has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) John H. Foster is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends the Schedule 13D filed by HealthpointCapital Partners, L.P., HGP, LLC, HealthpointCapital Partners II, L.P., HCPII Co-Invest Vehicle II, L.P., HGP II, LLC, Mortimer Berkowitz III and John H. Foster (the “Reporting Persons”) on April 22, 2010 to report the pro-rata distribution of 1,344,179 shares of Common Stock held by HCPII Co-Invest Vehicle II, L.P. to its limited partners for no consideration on March 7, 2012. None of the Reporting Persons have voting or investment control over the shares distributed to the limited partners of HCPII Co-Invest Vehicle II, L.P., and therefore, the Reporting Persons are not deemed to beneficially own such shares.

Item 4.	Purpose of Transaction.

The information contained in Item 3 and Item 6 is incorporated herein by reference.

CUSIP No. 02081G 10 2	Schedule 13D	Page 12 of 15 Pages

Item 5.	Interest in Securities of the Issuer.

(a)-(b):

Number of shares of Common Stock beneficially owned:

HealthpointCapital Partners, L.P.	10,877,173 shares
HGP, LLC	10,877,173 shares
HealthpointCapital Partners II, L.P.	21,110,565 shares
HCPII Co-Invest Vehicle II, L.P.	0 shares
HGP II, LLC	21,110,565 shares
Mortimer Berkowitz III	32,011,438 shares	[14]
John H. Foster	32,169,038 shares	[15]

Percent of class: (The percentage ownership was calculated based on 89,592,795 shares of Common Stock reported by the Issuer to be issued and outstanding as of February 29, 2012 in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 5, 2012).

HealthpointCapital Partners, L.P.	12.1%
HGP, LLC	12.1%
HealthpointCapital Partners II, L.P.	23.6%
HCPII Co-Invest Vehicle II, L.P.	0.0%
HGP II, LLC	23.6%
Mortimer Berkowitz III	35.7%
John H. Foster	35.9%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

HealthpointCapital Partners, L.P.	0 shares
HGP, LLC	0 shares
HealthpointCapital Partners II, L.P.	0 shares
HCPII Co-Invest Vehicle II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	23,700 shares	[16]
John H. Foster	181,300 shares	[17]

(ii)	Shared power to vote or to direct the vote:

HealthpointCapital Partners, L.P.	10,877,173 shares
HGP, LLC	10,877,173 shares
HealthpointCapital Partners II, L.P.	21,110,565 shares
HCPII Co-Invest Vehicle II, L.P.	0 shares
HGP II, LLC	21,110,565 shares
Mortimer Berkowitz III	31,987,738 shares
John H. Foster	31,987,738 shares

(iii)	Sole power to dispose or to direct the disposition of:

HealthpointCapital Partners, L.P.	0 shares
HGP, LLC	0 shares
HealthpointCapital Partners II, L.P.	0 shares
HCPII Co-Invest Vehicle II, L.P.	0 shares
HGP II, LLC	0 shares
Mortimer Berkowitz III	23,700 shares	[18]
John H. Foster	181,300 shares	[19]

[14]	See Footnote 8.
[15]	See Footnote 12.
[16]	See Footnote 6.
[17]	See Footnote 10.
[18]	See Footnote 6.
[19]	See Footnote 10.

CUSIP No. 02081G 10 2	Schedule 13D	Page 13 of 15 Pages

(iv)	Shared power to dispose or to direct the disposition of:

HealthpointCapital Partners, L.P.	10,877,173 shares
HGP, LLC	10,877,173 shares
HealthpointCapital Partners II, L.P.	21,110,565 shares
HCPII Co-Invest Vehicle II, L.P.	0 shares
HGP II, LLC	21,110,565 shares
Mortimer Berkowitz III	31,987,738 shares
John H. Foster	31,987,738 shares

(c) Except as set forth in this Amendment, the Reporting Persons have not effected any transactions with respect to the shares of the Common Stock during the past 60 days.

(d) Not applicable.

(e) On March 7, 2012, 1,344,179 shares of common stock held by HCPII Co-Invest Vehicle II, L.P. were distributed on a pro-rata basis to its limited partners for no consideration. Following such distribution, HCPII Co-Invest Vehicle II, L.P. no longer has any voting or investment control over such shares. This Item 5(e) is not applicable to the Reporting Persons other than HCPII Co-Invest Vehicle II, L.P.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 2 and 3 are incorporated herein by reference.

Corporate Governance Agreement

On March 26, 2010, Alphatec completed the acquisition of all of the outstanding stock of Scient’x S.A. (the “Acquisition”). In connection with the Acquisition, HealthpointCapital Partners, L.P. and HealthpointCapital Partners II, L.P. (referred to collectively as the “HealthpointCapital Shareholders”) entered into a corporate governance agreement with Alphatec, pursuant to which the HealthpointCapital Shareholders have agreed generally not to, directly or indirectly, and subject to certain exceptions, effect, seek, offer or propose to effect or participate in any arrangement or scheme to acquire any of Alphatec’s securities, to join any group regarding any transaction to acquire Alphatec’s securities, or to make any public announcement with respect to, or submit an unsolicited proposal for or offer of (with or without condition), any extraordinary transaction involving Alphatec or its securities or assets. However, the HealthpointCapital Shareholders may make a proposal to an independent committee of Alphatec’s board of directors with respect to certain of these transactions, so long as any such proposal is not publicly disclosed. The HealthpointCapital Shareholders have further agreed that if they become aware that they beneficially own more than a permitted number of Alphatec’s shares set forth in the agreement, then they shall promptly take all action necessary to reduce the number of beneficially owned shares in the aggregate to a permitted number of shares.

The HealthpointCapital Shareholders have also agreed that they will not transfer or permit any of their affiliates or associates to transfer any of their shares, except for transfers where no transferee would beneficially own more than the number of shares beneficially owned by the HealthpointCapital Shareholders as of the date of the agreement, transfers to its controlled affiliates, provided that such affiliate becomes a signatory to the agreement, transfers pursuant to a tender or exchange offer, merger or other business combination approved by the board of directors, transfers approved by an independent committee of Alphatec’s board of directors, or transfers to their limited or general partners, if, as a result, no transferee would beneficially own more than the number of shares held by the HealthpointCapital Shareholders as of the date of the corporate governance agreement.

CUSIP No. 02081G 10 2	Schedule 13D	Page 14 of 15 Pages

Registration Rights Agreement

In connection with the closing of the Acquisition, Alphatec entered into a registration rights agreement with the HealthpointCapital Shareholders and the other Scient’x shareholders (referred to collectively as the “Registration Rights Holders”), pursuant to which the Registration Rights Holders have registration rights with respect to the shares issued in the Acquisition and any other of Alphatec’s shares held by such stockholders that constitute “restricted securities” under Rule 144 of the Securities Act (referred to as the “Registrable Shares”).

Pursuant to the registration rights agreement, a copy of which has been filed as an exhibit to Alphatec’s Current Report on Form 8-K filed with the SEC on March 31, 2010, the Registration Rights Holders have demand and piggy-back registration rights with respect to the Registrable Shares. At any time after June 24, 2010, the HealthpointCapital Shareholders may demand that Alphatec register all or a portion of the Registrable Shares for sale under the Securities Act, so long as the market value of such securities on the date of such request is at least $10 million or represent 3% of the total outstanding shares of Alphatec’s common stock. Alphatec will effect the registration as requested, unless disinterested members of Alphatec’s board of directors determine that such registration would materially interfere with any pending or contemplated acquisition, divestiture, financing, registered primary offering or other transaction, or would be materially detrimental to Alphatec and its stockholders, in which case Alphatec will have the right to defer such registration for a period of up to 60 days.

In addition, if at any time Alphatec registers any shares of its capital stock, other than in connection with (i) a registration pursuant to an exercise of demand rights described above, (ii) a registration relating solely to a business combination or merger involving Alphatec, (iii) a registration relating solely to Alphatec’s employee benefit plans, (iv) a registration relating to Alphatec’s reorganization or other transaction under Rule 145 of the Securities Act, or (v) any registration on any form that does not include substantially the same information as would be required to be included in a registration covering the sale of Registrable Securities, the Registration Rights Holders are entitled to notice of the registration and to include all or a portion of their Registrable Shares in the registration.

A holder’s right to demand or include Registrable Shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering.

Subject to certain exceptions and provided Alphatec’s officers and directors enter into similar agreements, in connection with a piggy-back registration, the Registration Rights Holders have agreed that they will not effect any public sale or distribution of Alphatec’s common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge, or other arrangement that transfers, in whole or in part, any economic consequences of ownership of such securities, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, during the 10 days prior to and the 90 days after the effective time of any underwritten piggy-back registration in which any of such Registration Rights Holder’s Registrable Shares are included.

The registration rights agreement contains customary provisions allocating rights and responsibilities and obligating Alphatec and the Registration Rights Holders to indemnify each other against certain liabilities arising from any registration of securities.

The Registration Rights Holders have waived their right to include their Registrable Shares in the Registration Statement on Form S-3 filed by Alphatec with the SEC on February 10, 2010, as amended on April 2, 2010 and April 9, 2010.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (previously filed as Exhibit 1 to Amendment No. 2 to Schedule 13D filed on April 12, 2010 and incorporated herein by reference).

Exhibit 2	Corporate Governance Agreement, dated as of December 17, 2009, by and among Alphatec Holdings, Inc., HealthpointCapital Partners, L.P. and HealthpointCapital Partners II, L.P. (previously filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 22, 2009 and incorporated herein by reference).

Exhibit 3	Registration Rights Agreement, dated as of March 26, 2010, by and among Alphatec Holdings, Inc., HealthpointCapital Partners, L.P. and HealthpointCapital Partners II, L.P. (previously filed as Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2010 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2012	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III

Date: March 19, 2012	By:	/s/ John H. Foster
John H. Foster

Date: March 19, 2012	HGP, LLC

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member

Date: March 19, 2012	HEALTHPOINTCAPITAL PARTNERS, L.P. HGP, LLC, its General Partner

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member

Date: March 19, 2012	HGP II, LLC

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member

Date: March 19, 2012	HEALTHPOINTCAPITAL PARTNERS II, L.P. HGP II, LLC, its General Partner

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member

Date: March 19, 2012	HCPII CO-INVEST VEHICLE II, L.P. HGP II, LLC, its General Partner

	By:	/s/ Mortimer Berkowitz III
Mortimer Berkowitz III
Managing Member